SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(RULE 13D - 101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

(Amendment No. 5)*

RCS Capital Corporation
(Name of Issuer)

Class A common stock, par value $0.001 per share
(Title of Class of Securities)

74937W102
(CUSIP Number)

Jamie Nash, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel:  (212) 986-6000
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 12, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [    ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,192,221 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,192,221 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,192,221 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 3,118,146 Shares and 2,183,216 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively, and 905,416 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Wavefront, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,969,039 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,969,039 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,969,039 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 824,308 Shares and 576,900 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,592,688 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,592,688 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,592,688 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 3,913,642 Shares and 2,739,090 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).
.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Partners Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

9,592,688 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

9,592,688 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

9,592,688 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.9% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 3,913,642 Shares and 2,739,090 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person, other than the Offshore Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore Master Fund, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

695,796 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

695,796 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,796 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 291,262 Shares and 203,899 Shares issuable upon the conversion of  New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Spectrum Offshore, Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

695,796 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

695,796 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

695,796 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.0% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 291,262 Shares and 203,899 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person, other than the Spectrum Master Fund, or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,136,506 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,136,506 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,136,506 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.7% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 1,136,506 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands B Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

84,607 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

84,607 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

84,607 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 84,607 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands C Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

239,929 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

239,929 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

239,929 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 239,929 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Blue Sands D Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

90,920 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

90,920 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

90,920 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1% (2)

14.	TYPE OF REPORTING PERSON

CO

(1) Includes 90,920 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions assuming no other Reporting Person or the Separately Managed Account has converted or exercised any securities beneficially owned by it.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

LCG Holdings, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

22,910,784 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

22,910,784 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

22,910,784 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 8,147,358 Shares and 5,703,105 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively, and 2,366,457 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Capital Group, LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,752,202 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,752,202 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,752,202 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

PN

(1) Includes 8,461,538 Shares and 5,922,996 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively, and 2,457,378 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Luxor Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,752,202 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,752,202 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,752,202 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

OO

(1) Includes 8,461,538 Shares and 5,922,996 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively, and 2,457,378 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions.  See Item 5(a).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christian Leone

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

23,752,202 (1)

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

23,752,202 (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

23,752,202 (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.9% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 8,461,538 Shares and 5,922,996 Shares issuable upon the conversion of New Convertible Preferred Stock and the Convertible Notes, respectively, and 2,457,378 Shares issuable upon exercise of the Put/Call Agreement.  See Item 5(a).

(2) Calculated in accordance with the New Ownership Restrictions.  See Item 5(a).

The following constitutes Amendment No. 5 to the Schedule 13D filed by the undersigned (“Amendment No. 5”).  This Amendment No. 5 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

A total of approximately $258,351,919 was paid to acquire the securities reported as beneficially owned by the Reporting Persons herein.  The funds used to purchase these securities were obtained from the general working capital of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, the Spectrum Master Fund, the Separately Managed Account and the Blue Sands Entities and margin account borrowings made in the ordinary course of business, although the Reporting Persons cannot determine whether any funds allocated to purchase such securities were obtained from any margin account borrowings.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

                 On December 12, 2014, certain of the Reporting Persons entered into a securities exchange agreement (the “Securities Exchange Agreement”) with the Issuer, pursuant to which the Reporting Persons agreed to exchange their shares of 7% Series A Convertible Preferred Stock into (i) 3,894,597 Shares, 1,852,575 Shares of which were issued to the Reporting Persons upon closing and 2,042,022 Shares of which will be issued to the Reporting Persons 65 days following closing, (ii) 5,800,000 shares of 11% Series B Preferred Stock (the “Series B Preferred Stock”) and (iii) 4,400,000 shares of 7% Series C Convertible Preferred Stock (the “New Convertible Preferred Stock”).

The shares of Series B Preferred Stock are entitled to a quarterly dividend of 11.00% per annum payable in cash, or 12.5% per annum if the dividend is not paid in cash on the dividend payment date. The shares of New Convertible Preferred Stock are entitled to entitled to a quarterly dividend of 7.00% per annum payable in cash, or 8.00% per annum if the dividend is not paid in cash on the dividend payment date. The shares of New Convertible Preferred Stock are, at the option of the Reporting Persons, convertible into Shares at a fixed conversion price of $13.00 per share.

Starting on the eighth anniversary of the issue date, the Issuer will have a call right, and the Reporting Persons will have a put right, pursuant to which all or a part of the outstanding preferred equity of the Series B Preferred Stock and the New Convertible Preferred Stock may be redeemed for cash at the aggregate liquidation preference including accrued and unpaid dividends.

The Issuer also has the right to call, at any time until 18 months following the issue date, all, but not less than all, of the Series B Preferred Stock at the liquidation preference (including accrued and unpaid dividends) for cash.

The New Convertible Preferred Stock has restrictions on conversion such that in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be allowed to accept Shares upon conversion of the New Convertible Preferred Stock if it would result in such Reporting Person owning more than 4.9% of the Shares outstanding at the time of conversion of the New Convertible Preferred Stock (the “4.9% Blocker”) and in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be allowed to accept Shares upon conversion of the New Convertible Preferred Stock if it would result in such Reporting Person owning more than 9.9% of the Shares outstanding at the time of conversion of the New Convertible Preferred Stock (together with the 4.9% Blocker, the “New Preferred Stock Blockers”). Each of the New Preferred Stock Blockers are waivable upon 65 days prior written notice to the Issuer. The New Convertible Preferred Stock also has restrictions on conversion such that in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be allowed to accept Shares if it would result in such Reporting Person owning more than 24.9% of the Shares outstanding at the time of conversion of the New Convertible Preferred Stock, unless such conversion is approved by the Financial Industry Regulatory Authority, Inc.

In addition to the foregoing, among other things the terms of the Put/Call Agreement previously entered into by certain of the Reporting Persons and the Convertible Notes were each amended such that in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be allowed to accept Shares pursuant to the Put/Call Agreement or upon conversion of the Convertible Notes, respectively, if it would result in such Reporting Person owning more than 4.9% of the Shares outstanding at the time of conversion (the “4.9% Blockers” and, collectively with the New Preferred Stock Blockers, the Convertible Notes Blocker and the Put/Call Agreement Blocker, the “New Ownership Restrictions”). Each of the 4.9% Blockers are waivable upon 65 days prior written notice to the Issuer.

The 4.9% Blockers are in addition to the Convertible Notes Blocker and the Put/Call Agreement Blocker, each of which restrict conversion or exercise, as the case may be, such that in no event shall any Reporting Persons on his or its own, or with any of his or its affiliates, be allowed to accept Shares pursuant to the Put/Call Agreement or upon conversion of the Convertible Notes, respectively, if it would result in such Reporting Person owning more than 9.9% of the Shares outstanding at the time of conversion.

The foregoing descriptions of the terms and conditions of the Securities Exchange Agreement, the Series B Convertible Preferred Stock and the New Convertible Preferred Stock do not purport to be complete and are qualified in their entirety by reference to the full text of such documents, which are attached as Exhibits 99.1, 99.2, and 99.3 hereto, respectively, and are incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 67,948,494 Shares outstanding.

As of the close of business on December 12, 2014, the Onshore Fund may be deemed to have beneficially owned 9,192,221 Shares, including 3,118,146 Shares issuable upon the conversion of New Convertible Preferred Stock, 2,183,216 Shares issuable upon the conversion of the Convertible Note and 905,416 Shares issuable upon exercise of the Put/Call Agreement, the Offshore Master Fund may be deemed to have beneficially owned 9,592,688 Shares, including 3,913,642 Shares issuable upon the conversion of New Convertible Preferred Stock and 2,739,090 Shares issuable upon the conversion of the Convertible Note, the Wavefront Fund may be deemed to have beneficially owned 1,969,039 Shares, including 824,308 Shares issuable upon the conversion of New Convertible Preferred Stock and 576,900 Shares issuable upon the conversion of the Convertible Note, and the Spectrum Master Fund may be deemed to have beneficially owned 695,796 Shares, including 291,262 Shares issuable upon the conversion of New Convertible Preferred Stock and 203,899 Shares issuable upon the conversion of the Convertible Note, constituting approximately 4.9%, 4.9%, 2.9% and 1.0%, respectively, of the Shares calculated in accordance with the New Ownership Restrictions assuming no other Luxor Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Offshore Feeder Fund, as the owner of a controlling interest in the Offshore Master Fund, may be deemed to beneficially own the 9,592,688 Shares beneficially owned by the Offshore Master Fund, including 3,913,642 Shares issuable upon the conversion of New Convertible Preferred Stock and 2,739,090 Shares issuable upon the conversion of the Convertible Note, constituting approximately 4.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions assuming no Luxor Fund, other than the Offshore Master Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

The Spectrum Feeder Fund, as the owner of a controlling interest in the Spectrum Master Fund, may be deemed to beneficially own the 695,796 Shares beneficially owned by the Spectrum Master Fund, including 291,262 Shares issuable upon the conversion of New Convertible Preferred Stock and 203,899 Shares issuable upon the conversion of the Convertible Note, constituting approximately 1.0% of the Shares outstanding calculated in accordance with the New Ownership Restrictions, assuming no Luxor Fund, other than the Spectrum Master Fund, the Separately Managed Account or any of the Blue Sands Entities has converted or exercised any securities owned by it.

As of the close of business on December 12, 2014, Blue Sands, Blue Sands B, Blue Sands C and Blue Sands D may be deemed to have beneficially owned 1,136,506, 84,607, 239,929 and 90,920 Shares, respectively, issuable upon exercise of the Put/Call Agreement, constituting approximately 1.7%, less than 1%, less than 1% and less than 1%, respectively, of the Shares calculated in accordance with the New Ownership Restrictions assuming no other Blue Sands entity, Luxor Fund or the Separately Managed Account has converted or exercised any securities owned by it.

The Offshore Master Fund holds an approximately 99% ownership interest in Blue Sands and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands.  The Spectrum Offshore Master Fund holds a 100% ownership interest in Blue Sands B and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands B.  The Wavefront Fund holds a 100% ownership interest in Blue Sands C and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands C.  The Separately Managed Account holds a 100% ownership interest in Blue Sands D and, as such, may be deemed to have an economic interest in the Shares beneficially owned by Blue Sands D.

LCG Holdings, as the general partner of the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Spectrum Master Fund may be deemed to have beneficially owned the 22,910,784 Shares beneficially owned in the aggregate by the Onshore Fund, the Wavefront Fund, the Offshore Master Fund, and the Spectrum Master Fund, including 8,147,358 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,703,105 Shares issuable upon the conversion of the Convertible Note and 2,366,457 Shares issuable upon exercise of the Put/Call Agreement, constituting 9.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions.

Luxor Capital Group, as the investment manager of the Luxor Funds and the Separately Managed Account, may be deemed to have beneficially owned the 22,910,784 Shares beneficially owned by the Luxor Funds, including 8,147,358 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,703,105 Shares issuable upon the conversion of the Convertible Note and 2,366,457 Shares issuable upon exercise of the Put/Call Agreement, and 750,498 Shares beneficially owned by the Separately Managed Account, including 314,181 Shares issuable upon the conversion of New Convertible Preferred Stock and 219,891 Shares issuable upon the conversion of the Convertible Note, constituting 9.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions.

Luxor Management, as the general partner of Luxor Capital Group, may be deemed to have beneficially owned the 23,752,202 Shares beneficially owned by Luxor Capital Group, including 8,461,538 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,922,996 Shares issuable upon the conversion of the Convertible Note and 2,457,378 Shares issuable upon exercise of the Put/Call Agreement, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions.

Mr. Leone, as the managing member of each of Luxor Management and LCG Holdings, may be deemed to have beneficially owned the 23,752,202 Shares owned by Luxor Management, including 8,461,538 Shares issuable upon the conversion of New Convertible Preferred Stock, 5,922,996 Shares issuable upon the conversion of the Convertible Note and 2,457,378 Shares issuable upon exercise of the Put/Call Agreement, constituting approximately 9.9% of the Shares outstanding calculated in accordance with the New Ownership Restrictions.

Item 5(c) is hereby amended to add the following:

(c)           On December 12, 2014, certain of the Reporting Persons entered into the Securities Exchange Agreement and effected the transactions contemplated thereby, as further described in Item 4 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

Reference is made to the Securities Exchange Agreement, the Series B Preferred Stock and the New Convertible Preferred Stock defined and described in Item 4 above, which are attached as Exhibits 99.1, 99.2 and 99.3 hereto, respectively, and are incorporated herein by reference.

Except as described above in this Item 6, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:

99.1
Securities Exchange Agreement, dated December 12, 2014, by and among RCS Capital Corporation, Luxor Capital Partners, LP, Luxor Capital Partners Offshore Master Fund, LP, Luxor Spectrum Offshore Master Fund, LP, Luxor Wavefront, LP and the Separately Managed Account.

99.2
Certificate of Designation for the 11.0% Series B Preferred Stock filed December 12, 2014 (incorporated herein by reference to Exhibit A to the  Securities Exchange Agreement, dated December 12, 2014, by and among RCS Capital Corporation, Luxor Capital Partners, LP, Luxor Capital Partners Offshore Master Fund, LP, Luxor Spectrum Offshore Master Fund, LP, Luxor Wavefront, LP and the Separately Managed Account and filed as Exhibit 99.1 hereto).

99.3
Certificate of Designation for the 7.0% Series C Convertible Preferred Stock filed December 12, 2014 (incorporated herein by reference to Exhibit B to the  Securities Exchange Agreement, dated December 12, 2014, by and among RCS Capital Corporation, Luxor Capital Partners, LP, Luxor Capital Partners Offshore Master Fund, LP, Luxor Spectrum Offshore Master Fund, LP, Luxor Wavefront, LP and the Separately Managed Account and filed as Exhibit 99.1 hereto).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.

Dated:	December 16, 2014

LUXOR CAPITAL PARTNERS, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR WAVEFRONT, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL PARTNERS OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE MASTER FUND, LP

By:	LCG Holdings, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR SPECTRUM OFFSHORE, LTD.

By:	Luxor Capital Group, LP Investment Manager

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR CAPITAL GROUP, LP

By:	Luxor Management, LLC General Partner

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LCG HOLDINGS, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

LUXOR MANAGEMENT, LLC

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

/s/ Norris Nissim
NORRIS NISSIM, as Agent for Christian Leone

BLUE SANDS LLC

By:	LCG Holdings, LLC Managing Member

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	General Counsel

BLUE SANDS B INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS C INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary

BLUE SANDS D INC.

By:	/s/ Norris Nissim
	Name:	Norris Nissim
	Title:	Secretary